                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Consolidated-Tomoka Land Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    210226106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                   Harvey Goldman
  Henri L. Wedell                             Steel Hector & Davis LLP
    125 Norwal                        200 South Biscayne Boulevard, Suite 4000
 Memphis, TN 38117                              Miami, FL  33131-2398
  (901) 683-6668                                   (305) 577-7011
--------------------------------------------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 5, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 210226106
-------- -----------------------------------------------------------------------
1.       Names of Reporting Persons.
                  Henri L. Wedell (1)

-------- -----------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a
         Group (See Instructions)                                       (a) [X]
                                                                        (b)

-------- -----------------------------------------------------------------------
3.       SEC Use Only

-------- -----------------------------------------------------------------------
4.       Source of Funds                                                  PF/OO

-------- -----------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)

-------- -----------------------------------------------------------------------
6.       Citizenship or Place of Organization                   United States

---------------------------- ------- -------------------------  ---------------
                             7.      Sole Voting Power              97,200


                             ------- -------------------------  ---------------
Number of Shares             8.      Shared Voting Power            20,600
Beneficially Owned by Each
Reporting Person With        ------- -------------------------  ---------------
                             9.      Sole Dispositive Power         97,200

                             ------- -------------------------  ---------------
                             10.     Shared Dispositive Power       20,600

-------- -----------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each
         Reporting Person                                          117,800

-------- -----------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                           [ ]

-------- -----------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)         2.0% (2)

-------- -----------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                    IN

-------- -----------------------------------------------------------------------

(1) Henri L. Wedell has sole voting and dispositive power over accounts in his name, has shared voting and dispositive power with Marsha M. Wedell as trustees for the benefit of the L.G. Miller GST Exempt Trust U/A/O 6/18/96 (the "LG Miller Trust"), and is beneficiary of the U/W/O C. Wedell Wedellsborg FBO Henri Wedell Spendthrift Trust (the "Spendthrift Trust"). Each of these accounts or trusts hold Shares, as defined in Item 1 below.

(2)  Calculation based on 5,814,000 Shares outstanding as of September 11, 2000.

Cusip No. 210226106
-------- -----------------------------------------------------------------------
1.       Names of Reporting Persons.
                  Marsha M. Wedell (1)

-------- -----------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group               (a) [X]
         (See Instructions)                                             (b)

-------- -----------------------------------------------------------------------
3.       SEC Use Only

-------- -----------------------------------------------------------------------
4.       Source of Funds                                                 PF/OO

-------- -----------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)

-------- ----------------------------------------- -----------------------------
6.       Citizenship or Place of Organization         United States

---------------------------- ------- ---------------------------------- --------
                             7.      Sole Voting Power                  208,900


                             ------- ---------------------------------- --------
Number of Shares             8.      Shared Voting Power                 20,600
Beneficially Owned by Each
Reporting Person With        ------- ---------------------------------- --------
                             9.      Sole Dispositive Power             208,900

                             ------- ---------------------------------- --------
                             10.     Shared Dispositive Power            20,600

----------------------------------------------------------------------- --------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person   229,500

----------------------------------------------------------------------- --------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain       [ ]
         Shares (See Instructions)

----------------------------------------------------------------------- --------
13.      Percent of Class Represented by Amount in Row (11)             4.0%(2)

----------------------------------------------------------------------- --------
14.      Type of Reporting Person (See Instructions)                      IN

-------- -----------------------------------------------------------------------

(1) Marsha M. Wedell has sole voting and dispositive power over accounts in her name, has shared voting and dispositive power with Henri L. Wedell as trustees for the benefit of the L.G. Miller Trust, and has sole voting and dispositive power as trustee of the Spendthrift Trust. Each of these accounts and trusts hold Shares.

(2)  Calculation based on 5,814,000 Shares outstanding as of September 11, 2000.

-------- -----------------------------------------------------------------------
1.       Names of Reporting Persons.
                  Visse M. Wedell (1)

-------- ------------------------------------------------------------   --------
2.       Check the Appropriate Box if a Member of a Group               (a) [X]
         (See Instructions)                                             (b)

-------- -----------------------------------------------------------------------
3.       SEC Use Only

-------- ------------------------------------------------------------   --------
4.       Source of Funds                                                    OO

-------- -----------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

-------- -------------------------------------------  --------------------------
6.       Citizenship or Place of Organization         United States

-------- ----------------- ------ -----------------------------------   --------
                             7.      Sole Voting Power                       0

                           ------ -----------------------------------   --------
Number of Shares             8.      Shared Voting Power                18,500
Beneficially Owned by Each
Reporting Person With      ------ -----------------------------------   --------
                             9.      Sole Dispositive Power                  0

                           ------ -----------------------------------   --------
                             10.     Shared Dispositive Power           18,500

-------- ------------------------------------------------------------   --------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person   18,500

-------- ------------------------------------------------------------   --------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)                                        [ ]

-------- ------------------------------------------------------------   --------
13.      Percent of Class Represented by Amount in Row (11)             .3%(2)

-------- ------------------------------------------------------------   --------
14.      Type of Reporting Person (See Instructions)                      IN

-------- ------------------------------------------------------------   --------

(1) Visse M. Wedell has shared voting and dispositive power, with W. Lytle Nichol IV, as joint trustee over The Visse Wedell Grantor Trust (the "Grantor Trust"), which holds Shares. Visse M. Wedell is also the sole beneficiary of the Grantor Trust.

(2)  Calculation based on 5,814,000 shares outstanding as of September 11, 2000.

-------- -----------------------------------------------------------------------
1.       Names of Reporting Persons.
                  W. Lytle Nichol IV (1)

-------- ------------------------------------------------------------  ---------
2.       Check the Appropriate Box if a Member of a Group               (a) [X]
         (See Instructions)                                             (b)

-------- -----------------------------------------------------------------------
3.       SEC Use Only

-------- ------------------------------------------------------------  ---------
4.       Source of Funds                                                     OO

-------- -----------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

-------- --------------------------------------------  -------------------------
6.       Citizenship or Place of Organization          United States

-------- ----------------- ------- ----------------------------------  ---------
                             7.      Sole Voting Power                        0

                           ------- ----------------------------------  ---------
Number of Shares             8.      Shared Voting Power                 18,500
Beneficially Owned by Each
Reporting Person With      ------- ----------------------------------  ---------
                             9.      Sole Dispositive Power                   0

                           ------- ----------------------------------  ---------
                             10.     Shared Dispositive Power            18,500

-------- ------------------------------------------------------------  ---------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person    18,500

-------- ------------------------------------------------------------  ---------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain       [ ]
         Shares (See Instructions)

-------- ------------------------------------------------------------  ---------
13.      Percent of Class Represented by Amount in Row (11)            .3% (2)

-------- ------------------------------------------------------------  ---------
14.      Type of Reporting Person (See Instructions)                      IN

-------- ------------------------------------------------------------  ---------

(1) W. Lytle Nichol IV has shared voting and dispositive power as joint trustee, with Visse M. Wedell, over The Grantor Trust, which holds Shares.

(2)  Calculation based on 5,814,000 Shares outstanding as of September 11, 2000.

ITEM 1. SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the Common Stock, $1.00 par value per share (the "Shares") of Consolidated-Tomoka Land Co. (the "Company"), whose principal executive offices are located at 149 South Ridgewood Avenue, Daytona Beach, Florida 32114.

ITEM 2. IDENTITY AND BACKGROUND

The relevant information for Henri L. Wedell, Marsha M. Wedell, Visse M. Wedell, and W. Lytle Nichol IV (collectively, the "Reporting Persons") are as follows:

-------------- ---------- ------------------------------------------------------
(i)            (a)        Henri L. Wedell

-------------- ---------- ------------------------------------------------------
               (b)        125 Norwal
                          Memphis, TN 38117

-------------- ---------- ------------------------------------------------------
               (c)        Investments

-------------- ---------- ------------------------------------------------------
               (d) In the last five years, Henri L. Wedell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

-------------- ---------- ------------------------------------------------------
               (e) In the last five years, Henri L. Wedell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or in a finding of any violation with respect to such laws.

-------------- ---------- ------------------------------------------------------
               (f)        United States

-------------- ---------- ------------------------------------------------------


-------------- ---------- ------------------------------------------------------
(ii)           (a)        Marsha M. Wedell

-------------- ---------- ------------------------------------------------------
               (b)        125 Norwal
                          Memphis, TN 38117

-------------- ---------- ------------------------------------------------------
               (c)        None

-------------- ---------- ------------------------------------------------------
               (d) In the last five years, Marsha M. Wedell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

-------------- ---------- ------------------------------------------------------
               (e) In the last five years, Marsha M. Wedell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or in a finding of any violation with respect to such laws.

-------------- ---------- ------------------------------------------------------
               (f)        United States

-------------- ---------- ------------------------------------------------------

-------------- ---------- ------------------------------------------------------
(iii)          (a)        Visse M. Wedell

-------------- ---------- ------------------------------------------------------
               (b)        c/o Christie's, Inc.
                          20 Rockefeller Plaza
                          New York, NY 10020

-------------- ---------- ------------------------------------------------------
               (c)        Assistant Manager
                          Christie's Inc. (Auction House)
                          20 Rockefeller Plaza
                          New York, NY 10020

-------------- ---------- ------------------------------------------------------
               (d) In the last five years, Visse M. Wedell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

-------------- ---------- ------------------------------------------------------
               (e) In the last five years, Visse M. Wedell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or in a finding of any violation with respect to such laws.

-------------- ---------- ------------------------------------------------------
               (f)        United States

-------------- ---------- ------------------------------------------------------


-------------- ---------- ------------------------------------------------------
(iv)           (a)        W. Lytle Nichol IV

-------------- ---------- ------------------------------------------------------
               (b)        Stokes Bartholomew Evans & Petree
                          81 Monroe Avenue
                          Memphis, TN 38103

-------------- ---------- ------------------------------------------------------
               (c)        Attorney
                          Stokes Bartholomew Evans & Petree
                          81 Monroe Avenue
                          Memphis, TN 38103

-------------- ---------- ------------------------------------------------------
               (d) In the last five years, W. Lytle Nichol IV has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

-------------- ---------- ------------------------------------------------------
               (e) In the last five years, W. Lytle Nichol IV has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or in a finding of any violation with respect to such laws.

-------------- ---------- ------------------------------------------------------
               (f)        United States

-------------- ---------- ------------------------------------------------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source and amount of funds for the personal and trust accounts is as follows:

------------------------------------------------ ----------------------- ----------------------- ---------------------
                    Account                         Number of Shares        Amount of Funds        Source of Funds

------------------------------------------------ ----------------------- ----------------------- ---------------------
Henri L. Wedell, personal accounts                         97,200             $1,148,541.00         Personal Funds

------------------------------------------------ ----------------------- ----------------------- ---------------------
Marsha M. Wedell, personal accounts                       184,800              2,073,406.19         Personal Funds

------------------------------------------------ ----------------------- ----------------------- ---------------------
LG Miller Trust                                            20,600                248,029.09          Trust Funds

------------------------------------------------ ----------------------- ----------------------- ---------------------
Spendthrift Trust                                          34,100                412,589.15          Trust Funds

------------------------------------------------ ----------------------- ----------------------- ---------------------
Grantor Trust                                              18,500                213,740.79          Trust Funds

------------------------------------------------ ----------------------- ----------------------- ---------------------
                                          Total           355,200             $4,096,306.22
------------------------------------------------ ----------------------- ----------------------- ---------------------

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons have no present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (a) the acquisition by any person of additional securities of the Company (acquisition or disposition of shares of the Company will depend on market conditions and other relevant factors); (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Notwithstanding the Reporting Persons' lack of present intent to undertake any of the transactions specified in clauses (a) through (j) above, the Reporting Persons' main objective is to maximize shareholder value. To that end, Henri L. Wedell or the other Reporting Persons may participate in interviews or hold discussions with third parties and other shareholders of the Company, and have discussions with management and board members of the Company in an effort to improve corporate performance and maximize shareholder value, and such conversations, interviews, and discussions may relate to one or more of the transactions specified in clauses (a) through (j) above. The Reporting Persons have acquired the shares for investment purposes. In the ordinary course of business, the Reporting Persons will continuously assess the Company's business, financial condition, results of operations and prospects, general economic, financial and industry conditions, the securities markets and future trading prices in general and those for the Company's securities in particular, other developments and other investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional Shares or may decide to sell or otherwise dispose of all or some of their Shares.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

The responses to Items 7, 8, 9, 10, 11, and 13, and any footnotes thereto, of the inside cover pages of this Schedule 13D for each of the Reporting Persons are hereby incorporated by reference in response to this Item 5.

In the aggregate, the Reporting Persons have sole or shared voting and dispositive power over 355,200 Shares. The Company's Form 10-Q for the quarter ended June 30, 2000 reports 5,826,614 Shares outstanding; however, as of September 11, 2000, the American Stock Exchange lists 5,814,000 Shares outstanding; therefore, the Reporting Persons' 355,200 shares constitute 6.1% of the presently outstanding class of Common Stock.

The trading dates, number of Shares purchased, and average price per share for all transactions in the Shares by the Reporting Persons during the past 60 days are set forth as follows:


------------------------------- ---------------------------- ---------------------------- ----------------------------
       Reporting Person                Trading Date               Number of Shares            Average Price/Share
------------------------------- ---------------------------- ---------------------------- ----------------------------
Henri L. Wedell                      September 5, 2000                 19,000                        $12.05
------------------------------- ---------------------------- ---------------------------- ----------------------------
Marsha M. Wedell, as trustee         September 5, 2000                 19,000                        $12.00
for the Spendthrift Trust
------------------------------- ---------------------------- ---------------------------- ----------------------------
Marsha M. Wedell                     September 5, 2000                 12,000                        $12.00
------------------------------- ---------------------------- ---------------------------- ----------------------------
Henri L. Wedell                      September 11, 2000                12,200                        $11.75
------------------------------- ---------------------------- ---------------------------- ----------------------------
Marsha M. Wedell                     September 11, 2000                 8,000                        $11.75
------------------------------- ---------------------------- ---------------------------- ----------------------------


All such transactions were open market transactions and were effected on the American Stock Exchange.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

Henri L. Wedell and Marsha M. Wedell are married. Visse M. Wedell is the daughter of Henri L. Wedell and Marsha M. Wedell. W. Lytle Nichol IV is the personal attorney for the Wedell's. The Reporting Persons have no formal, legal contract or arrangement with respect to the acquisition, disposition, or voting of the Shares; however, the Reporting Persons may act in concert with regard to the acquisition or disposition of such securities, subject to the fiduciary obligations of certain Reporting Persons as a trustee for any trust disclosed herein.

ITEM 7. EXHIBITS

            Exhibit A  Joint Filing Agreement dated September 14, 2000

                                   SIGNATURES

After reasonable inquiry and to their best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:                  September 15, 2000

Signature:             /s/ Henri L. Wedell
                       ------------------------------------------------------
Name:                  Henri L. Wedell, individually and as Trustee for the
                       LG Miller Trust


Signature:             /s/ Marsha M. Wedell
                       ------------------------------------------------------
Name:                  Marsha M. Wedell, individually and as Trustee for the
                       LG Miller Trust and the Spendthrift Trust


Signature:             /s/ Visse M. Wedell
                       ------------------------------------------------------
Name:                  Visse M. Wedell, as Trustee for the Grantor Trust


Signature:             /s/ W. Lytle Nichol IV
                       ------------------------------------------------------
Name:                  W. Lytle Nichol IV, as Trustee for the Grantor Trust

                                    EXHIBIT A

                          JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, that the Schedule 13D filed herewith, and any amendments thereto, relating to the undersigned's ownership of securities of Consolidated-Tomoka Land Co., a Florida corporation, is, and will be, filed jointly on behalf of each such person.

Date:                    September 14, 2000

Signature:               /s/ Henri L. Wedell
                         -----------------------------------------------------
Name:                    Henri L. Wedell, individually and as Trustee for the
                         LG Miller Trust


Signature:               /s/ Marsha M. Wedell
                         -----------------------------------------------------
Name:                    Marsha M. Wedell, individually and as Trustee for the
                         LG Miller Trust and the Spendthrift Trust


Signature:               /s/ Visse M. Wedell
                         -----------------------------------------------------
Name:                    Visse M. Wedell, as Trustee for the Grantor Trust


Signature:               /s/ W. Lytle Nichol IV
                         -----------------------------------------------------
Name:                    W. Lytle Nichol IV, as Trustee for the Grantor Trust